Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Results of Equity Capital Raise

Singapore, June 12, 2025. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced the results of its offering of new shares, which was announced on June 9, 2025.

OPC will issue 21,303,200 new ordinary shares in the offering at a price of NIS 39.90 per share. The total gross consideration to be received by OPC from the offering will be approximately NIS 850 million (approximately $241 million).

Following completion of the classified and retail offers by OPC, Kenon has been allocated 7,923,600 shares in the offering for an aggregate gross subscription amount of approximately NIS 316 million (approximately $90 million). Following the completion of the offering, Kenon is expected to hold 53.2% of OPC’s shares.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words.  These statements include statements relating to OPC’s offering of new shares, Kenon’s allocation and post-offering holding of OPC’s shares and other non-historical matters. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risks relating to completion of the offering, risks relating to the ultimate use of the proceeds of the offering, risks relating to Kenon’s participation in the offering and ultimate holding in OPC after giving effect to the offering and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.